EXHIBIT 99.13

REGISTRATION RIGHTS AGREEMENT

This Registration Rights Agreement (the "Agreement") is made and entered into effective as of the 29th day of December, 2004, by and among Inland Retail Real Estate Trust, Inc., a Maryland corporation (the "REIT"), Inland Real Estate Investment Corporation, a Delaware corporation ("IREIC"), and the persons identified on **Schedule A** attached hereto (the "Schedule A Shareholders"; each of IREIC and the Schedule A Shareholders being hereinafter referred to as a "Shareholder" and collectively the "Shareholders").

W I T N E S S E T H:

WHEREAS, pursuant to that certain Agreement and Plan of Merger, dated September 10, 2004 (the "Merger Agreement"), the REIT acquired from IREIC all of the outstanding equity securities of Inland Retail Real Estate Advisory Services, Inc., and the REIT acquired from the Schedule A Shareholders all of the outstanding equity securities of Inland Southeast Property Management Corp., Inland Southern Management Corp., and Inland Mid-Atlantic Management Corp., for shares of common stock, par value $.01 per share, of the REIT (the "Common Stock").

WHEREAS, pursuant to the Merger Agreement, and for other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the Shareholders are being granted registration rights with respect to their shares of Common Stock.

NOW THEREFORE, in consideration of the foregoing and other good and valuable consideration, the parties hereto agree as follows:

1.   (a)   Piggyback Registration. If the REIT shall file a registration statement (other than a registration statement on Form S-4, Form S-8, or any successor form) with the Securities and Exchange Commission (the "Commission") for the account of holders of REIT common stock other than Eligible Holders while any Registrable Securities (as hereinafter defined) are outstanding, the REIT shall give all holders of any Registrable Securities (each, an "Eligible Holder" and collectively, the "Eligible Holders") at least 30 days' prior written notice of the filing of such registration statement. If requested by an Eligible Holder in writing within 20 days after receipt of any such notice, the REIT shall, at the REIT's sole expense (other than the fees and disbursements of counsel for the Eligible Holders, and the underwriting discounts, if any, payable in respect of the Registrable Securities sold by any Eligible Holder), register all or, at each Eligible Holder's option, any portion of the Registrable Securities of any Eligible Holders who shall have made such request, concurrently with the registration of such other securities, all to the extent requisite to permit the public offering and sale of the Registrable Securities through the facilities of all appropriate securities exchanges or inter-dealer quotation systems, if any, on which the REIT's common stock is being sold or quoted, and will use its best efforts through its officers, directors, auditors, and counsel to cause such registration statement to become effective as promptly as practicable. Notwithstanding the foregoing, if the managing underwriter of any such offering shall advise the REIT in writing that, in the opinion of the

managing underwriter, the distribution of all or a portion of the Registrable Securities requested to be included in the registration concurrently with the securities of non-Eligible Holders to be registered by the REIT would materially adversely affect the distribution of the Registrable Securities and the other securities proposed to be registered, the REIT will include in such registration first, the securities that the REIT proposes to sell, second, the Registrable Securities requested to be included in such registration pro rata among the holders of such Registrable Securities on the basis of the number of shares which are owned, and third, other securities requested to be included in such registration. As used herein, "Registrable Securities" shall mean the shares of Common Stock which were issued pursuant to the Merger Agreement (including any securities issuable or issued with respect thereto) and which have not been previously sold to the public pursuant to a registration statement or pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended (the "Securities Act").

(b)   Demand Registration. If at any time after the first anniversary of this Agreement, the REIT shall receive a written request from Eligible Holders who in the aggregate own at least 50% of the total number of shares of Common Stock then included in the Registrable Securities (the "Majority Holders"), to register the sale of all or part of such Registrable Securities, the REIT shall, as promptly as practicable, and in any event not later than forty-five (45) days after such request, at the REIT's sole cost and expense (other than the fees and disbursements of counsel for the Eligible Holders, and the underwriting discounts if any, payable in respect of the Registrable Securities sold by the Eligible Holders), prepare and file with the Commission a registration statement on Form S-3 for only the Eligible Holders, so long as either (i) such registration covers the resale of all of the Registrable Securities or (ii) the anticipated aggregate offering price contemplated by such registration is at least $10,000,000. Within five business days after receiving any request contemplated by this Section 1(b), the REIT shall give written notice to all the other Eligible Holders, advising each of them that the REIT is proceeding with such registration and offering to include therein all or any portion of any such other Eligible Holder's Registrable Securities, provided that the REIT receives a written request to do so from such Eligible Holder within thirty (30) days after receipt by him or it of the REIT's notice. In the event that Form S-3 is unavailable for such a registration, the REIT shall use such other form as is available for such a registration, subject to the provisions below. The REIT shall use its best efforts to have the registration statement declared effective by the Commission as soon as practicable and within ninety (90) days of its filing. If at any time after the first anniversary of this Agreement, Form S-3 is not available for any registration of Registrable Securities hereunder, the REIT shall (A) register the sale of the Registrable Securities on another appropriate form and (B) undertake to register the Registrable Securities on Form S-3 as soon as such form is available (a "Replacement Registration"), provided that the REIT shall maintain the effectiveness of the registration statement then in effect until such time as the Replacement Registration covering the Registrable Securities has been declared effective by the Commission so long as the anticipated aggregate offering price contemplated by such registration is at least $10,000,000. Notwithstanding any provision to the contrary contained herein, the REIT shall not be obligated to effect more than a total of three (3) registrations on any form other than Form S-3 during the term of this Agreement; provided that the REIT shall not be obligated to effect any such non-Form S-3 registrations within six (6) months of each other, based on the effective date thereof, but not taking into account, any registration pursuant to Section 1(a) or any registrations that fail to become effective or to remain effective for the contemplated period of effectiveness.

(c)   In the event of a registration pursuant to the provisions of this Section 1, the REIT shall use its best efforts to cause the Registrable Securities so registered to be registered or qualified for sale under the securities or blue sky laws of such jurisdictions as an Eligible Holder who has shares which were included in such Section 1 registration may reasonably request; provided, however, that the REIT shall not be required to qualify to do business in any state by reason of this Section 1(c) in which it is not otherwise required to qualify to do business.

(d)   The REIT shall keep effective any registration or qualification contemplated by this Section 1 and shall from time to time amend or supplement each applicable registration statement, preliminary prospectus, final prospectus, application, document and communication for such period of time as shall be required to permit the Eligible Holders to complete the offer and sale of the Registrable Securities covered thereby. The REIT shall keep each registration statement referred to in Section 1(b) hereof effective at all times until the earlier of: (i) the date as of which the Shareholders may sell all of the Registrable Securities without restriction pursuant to Rule 144(k) promulgated under the Securities Act (or successor thereto); or (ii) the date on which the Shareholders shall have sold to the public all the Registrable Securities.

(e)   In the event of a registration pursuant to the provisions of this Section 1, promptly after each document is filed with the Commission the REIT shall furnish to each Eligible Holder such number of copies of the registration statement and of each amendment and supplement thereto (in each case, including all exhibits), such reasonable number of copies of each prospectus contained in such registration statement and each supplement or amendment thereto (including each preliminary prospectus), all of which shall conform to the requirements of the Securities Act and the rules and regulations thereunder, and such other documents, as any Eligible Holder may reasonably request to facilitate the disposition of the Registrable Securities included in such registration.

(f)   In the event of a registration pursuant to the provisions of this Section 1, promptly after effectiveness the REIT shall furnish each Eligible Holder of any Registrable Securities so registered with an opinion of counsel (reasonably acceptable to the Eligible Holders) to the effect that (i) the registration statement has become effective under the Securities Act and no order suspending the effectiveness of the registration statement, preventing or suspending the use of the registration statement, any preliminary prospectus, any final prospectus, or any amendment or supplement thereto has been issued, nor has the Commission or any securities or blue sky authority of any jurisdiction instituted or threatened to institute any proceedings with respect to such an order, (ii) the registration statement and each prospectus forming a part thereof (including each preliminary prospectus), and any amendment or supplement thereto, comply as to form with the Securities Act and the rules and regulations thereunder, and with the rules and regulations of any applicable state or blue sky authority and (iii) such counsel has no knowledge of any material misstatement or omission in such registration statement or any prospectus, as amended or supplemented. Such opinion shall also state the jurisdictions in which the Registrable Securities have been registered or qualified for sale pursuant to the provisions of Section 1(c) hereof.

(g)   In the event of a registration pursuant to the provisions of this Section 1, the REIT will bear all reasonable expenses (other than underwriting discounts and commissions and the fees and disbursements of counsel for the Eligible Holders), including, without limitation, all registration, filing, listing and qualifications fees, transfer agent fees, printers and accounting fees, fees relating to any blue sky survey and other documents relating to the performance of and compliance by the REIT with this Agreement and the fees and disbursements of counsel for the REIT.

(h)   The REIT agrees that until all the Registrable Securities have been sold under a registration statement or pursuant to Rule 144 under the Securities Act, it shall keep current in filing all reports, statements and other materials required to be filed with the Commission to permit holders of the Registrable Securities to sell such securities under Rule 144. The REIT shall furnish to each holder of Registrable Securities, promptly upon request: (i) any information as may be reasonably requested to permit such holders to sell such securities pursuant to Rule 144 without registration, including a written statement by the REIT that is has complied with the reporting requirements of the Securities Exchange Act of 1934 necessary for such holder to sell such securities pursuant to Rule 144; and (ii) a copy of the most recent annual or quarterly report of the REIT and such other reports and documents so filed by the REIT.

(i)   The REIT shall notify the Eligible Holders of the Registrable Securities promptly when such registration statement has become effective or a supplement to any prospectus forming a part of such registration statement has been filed.

(j)   The REIT shall promptly notify the Eligible Holders of the Registrable Securities at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, would include an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing, and shall promptly prepare and furnish to them such number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made. The Eligible Holders agree to discontinue offers and sales of the Registrable Securities from and after such notice until delivery of such prospectus supplement or amendment.

(k)   If requested by the underwriter for any underwritten offering under Section 1(a) in which Registrable Securities are included or the underwriter for any underwritten offering of Registrable Securities on behalf of Eligible Holders of Registrable Securities pursuant to a registration requested under Section 1(b) hereof, the REIT and such Eligible Holders will enter into an underwriting agreement with such underwriter for such offering, which shall be reasonably satisfactory in substance and form to the REIT and the REIT's counsel, such Eligible Holder of Registrable Securities and the underwriter, and such agreement shall contain such representations and warranties by the REIT and such Eligible Holder of Registrable Securities (provided, however, that the representations and warranties required of an Eligible Holder shall only relate to a description of such Eligible Holder and its holding of REIT capital stock) and such other terms and provisions as are customarily contained in an underwriting agreement with respect to secondary distributions solely by selling stockholders, including, without limitation, indemnities substantially to the effect and to the extent provided in Section 2 hereof.

(l)   In the case of a registration requested under Section 1(b), the holders of a majority of the Registrable Securities initially included in such registration shall have the right to select the investment banker(s) and manager(s), if any, to administer any underwritten offering pursuant to such registration, subject to the REIT's approval of such person(s), which approval shall not be unreasonably withheld.

(m)   Following the effective date of any registration statement filed pursuant to this Agreement and subject to the limitations set forth herein, the REIT shall be entitled, from time to time, to notify (the "Blackout Notice") in writing the Eligible Holders to discontinue offers or sales of shares pursuant to such registration statement for Registrable Securities for the period of time stated in the notice (the "Blackout Period"), if the REIT determines, in its reasonable judgment, that the disclosure required in connection with the offers and sales of the Registrable Securities could materially damage the REIT's ability to successfully complete an acquisition, corporate reorganization, securities offering or other voluntary transaction undertaken by the REIT (which information the REIT would not be required to disclose at such time other than in connection with the Eligible Holders' registration statement) that is material to the REIT. No single Blackout Period shall extend longer than sixty (60) consecutive calendar days; provided, that the REIT shall use its reasonable best efforts to keep the length of any Blackout Period as short as practicable given the then existing circumstances, and in the aggregate Blackout Periods shall not exceed one hundred twenty (120) days in any consecutive twelve (12) month period. The Eligible Holders hereby agree to discontinue offers and sales of such shares registered pursuant to this Agreement during any Blackout Period.

(n)   Each Eligible Holder who holds at the time of the request one percent or more of the capital stock of REIT hereby agrees not to sell, transfer or otherwise dispose, or effect any public sale or distribution (including sales pursuant to Rule 144) of equity securities of the REIT, or any securities convertible into or exchangeable or exercisable for such securities, during the 90 day period beginning on the effective date of any registration pursuant to Section 1(a) or Section 1(b) for a public offering to be underwritten on a firm commitment basis in which Registrable Securities are included (except as part of such underwritten registration), unless (i) the underwriters managing the registered public offering otherwise agree or request a shorter holdback period in connection with such offering, (ii) such holder has entered into an obligation to sell, transfer or otherwise dispose of equity securities of the REIT pursuant to the terms of an agreement entered into prior to the date of notice to the Eligible Holders with respect to a registration pursuant to Section 1(a) or prior to the date of the demand for registration by the Majority Holders with respect to a registration pursuant to Section 1(b), or (iii) such holder transfers such equity securities pursuant to a bona fide gift of such securities or pursuant to a transaction consummated for purposes of estate planning, where the transferee has represented that it is acquiring such shares for investment purposes and without an intent to engage in a public distribution thereof. Notwithstanding the foregoing, the holders of Registrable Securities shall be entitled to transfer any Registrable Securities to an Affiliate (as defined in the Merger Agreement) of such holder, provided, however, that such transfer complies with applicable securities laws (as supported by the receipt of a legal opinion to that effect) and that any such transferee agrees to be bound by the terms of this provision and to enter into a similar agreement with the managing underwriter on its own behalf.

(o)   Other than the Eligible Holders, the REIT will not, and will not agree to, allow the holders of any securities of the REIT to include any of their securities in any registration statement demanded under Section 1(b) hereof, or any amendment or supplement thereto, without the consent of a majority of the Eligible Holders.

2.   Indemnification. (a)   Subject to the conditions set forth below, the REIT agrees to indemnify and hold harmless each Eligible Holder, its officers, directors, partners, employees, agents, and counsel, and each person, if any, who controls any such person within the meaning of Section 15 of the Securities Act or Section 20(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), from and against any and all loss, liability, charge, claim, damage, and expense whatsoever (which shall include, for all purposes of this Section 2, but not be limited to, reasonable attorneys' fees and any and all reasonable expenses whatsoever incurred in investigating, preparing, or defending against any litigation, commenced or threatened, or any claim whatsoever, and any and all amounts paid in settlement of any claim or litigation), as and when incurred, arising out of, based upon, or in connection with any untrue statement or alleged untrue statement of a material fact contained (A) in any registration statement, preliminary prospectus, or final prospectus (as from time to time amended and supplemented), or any amendment or supplement thereto, relating to the sale of any of the Registrable Securities or (B) in any application or other document or communication (in this Section 2 collectively called an "Application") executed by or on behalf of the REIT or based upon written information furnished by or on behalf of the REIT filed in any jurisdiction in order to register or qualify any of the Registrable Securities under the securities or blue sky laws thereof or filed with the Commission or any securities exchange; or any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements made therein not misleading, unless (x) such statement or omission was made in reliance upon and in conformity with written information furnished to the REIT with respect to such Eligible Holder by or on behalf of such person expressly for inclusion in any registration statement, preliminary prospectus, or final prospectus, or any amendment or supplement thereto, or in any Application, as the case may be, or (y) such loss, liability, charge, claim, damage or expense arises out of such Eligible Holder's failure to comply with the terms and provisions of this Agreement. The foregoing agreement to indemnify shall be in addition to any liability the REIT may otherwise have, including liabilities arising under this Agreement.

If any action is brought against any Eligible Holder or any of its officers, directors, partners, employees, agents, or counsel, or any controlling persons of such person (an "Indemnified Party") in respect of which indemnity may be sought against the REIT pursuant to the foregoing paragraph, such Indemnified Party shall promptly notify the REIT in writing of the institution of such action (but the failure so to notify shall not relieve the REIT from any liability except if REIT is materially prejudiced by such failure and the REIT shall promptly assume the defense of such action, including the employment of counsel (reasonably satisfactory to such Indemnified Party), provided that the Indemnified Party shall have the right to employ its or their own counsel in any such case, but the fees and expenses of such counsel shall be at the expense of such Indemnified Party unless the employment of such counsel shall have been authorized in writing by the REIT in connection with the defense of such action or the REIT shall not have promptly employed counsel reasonably satisfactory to such Indemnified Party, or such Indemnified Party shall have reasonably concluded that there may be one or more legal defenses available to it or them or to other Indemnified Parties which are different from or additional to those available to the REIT, in any of which events such fees and expenses shall be borne by the REIT and the REIT shall not have the right to direct the defense of such action on behalf of the Indemnified Party. Anything in this Section 2 to the contrary notwithstanding, the REIT shall not be liable for any settlement of any such claim or action effected without its written consent, which shall not be unreasonably withheld or delayed. The REIT shall not, without the prior written consent of each Indemnified Party that is not released as described in this sentence, settle or compromise any action, or permit a default or consent to the entry of judgment in or otherwise seek to terminate any pending or threatened action, in respect of which indemnity may be sought hereunder (whether or not any Indemnified Party is a party thereto), unless such settlement, compromise, consent, or termination includes an unconditional release of each Indemnified Party from all liability and obligations in respect of such action. The REIT agrees promptly to notify Eligible Holders of the commencement of any litigation or proceedings against the REIT or any of its officers or directors in connection with the sale of any Registrable Securities or any preliminary prospectus, final prospectus, registration statement, or amendment or supplement thereto, or any Application relating to any sale of any Registrable Securities.

The REIT shall further reimburse any Indemnified Party promptly for, or at the Indemnified Party's option, advance amounts sufficient to cover, any reasonable legal or other fees or expenses as they are actually incurred in investigating, preparing or pursuing any action or other proceeding (whether formal or informal) or threat thereof, whether or not in connection with pending or threatened litigation or arbitration and whether or not any Indemnified Party is a party; provided, however, that to the extent that it is finally judicially determined by a court of competent jurisdiction that such Indemnified Party is not entitled to indemnification with respect thereto from the REIT under this Agreement or otherwise, such Indemnified Party will promptly remit to the REIT any amounts reimbursed or advanced under this paragraph.

(b)	Each Eligible Holder agrees to indemnify and hold harmless the REIT, each director of the REIT, each officer of the REIT who shall have signed any registration statement covering Registrable Securities held by such Eligible Holder, each other person, if any, who controls the REIT within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, and its or their respective counsel, to the same extent as the foregoing indemnity from the REIT to such Eligible Holder in Section 2(a) hereof, but only with respect to statements or omissions, if any, made in any registration statement, preliminary prospectus, or final prospectus (as from time to time amended and supplemented), or any amendment or supplement thereto, or in any Application, in reliance upon and in conformity with written information furnished to the REIT with respect to such Eligible Holder by or on behalf of such Eligible Holder, expressly for inclusion in any such registration statement, preliminary prospectus, or final prospectus, or any amendment or supplement thereto, or in any Application, as the case may be. If any action shall be brought against the REIT or any other person so indemnified based on any such registration statement, preliminary prospectus, or final prospectus or any amendment or supplement thereto, or in any Application, and in respect of which indemnity may be sought against such Eligible Holder pursuant to this Section 2(b), such Eligible Holder shall have the rights and duties given to the REIT, and the REIT and each other person so indemnified shall have the rights and duties given to the Indemnified Parties, by the provisions of Section 2(a).

(c)   To provide for just and equitable contribution, if (i) an Indemnified Party makes a claim for indemnification pursuant to Section 2(a) or 2(b) hereof (subject to the limitations thereof) but it is found in a final judicial determination, not subject to further appeal, that such indemnification may not be enforced in such case, even though this Agreement expressly provides for indemnification in such cases, or (ii) any indemnified or indemnifying party seeks contribution under the Securities Act, the Exchange Act or otherwise, then the REIT (including for this purpose any contribution made by or on behalf of any director of the REIT, any officer of the REIT who signed any such registration statement, any controlling person of the REIT, and its or their respective counsel), as one entity, and the Eligible Holders of the Registrable Securities, included in such registration in the aggregate (including for this purpose any contribution by or on behalf of an Indemnified Party), as a second entity, shall contribute to the losses, liabilities, claims, damages, and expenses whatsoever to which any of them may be subject, on the basis of relevant equitable considerations such as the relative fault of the REIT and such Eligible Holders in connection with the facts which resulted in such losses, liabilities, claims, damages, and expenses. The relative fault, in the case of an untrue statement, alleged untrue statement, omission, or alleged omission shall be determined by, among other things, whether such statement, alleged statement, omission, or alleged omission relates to information supplied by the REIT or by such Eligible Holders, and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement, alleged statement, omission, or alleged omission. The REIT and Eligible Holders agree that it would be unjust and inequitable if the respective obligations of the REIT and the Eligible Holders for contribution were determined by pro rata or per capita allocation of the aggregate losses, liabilities, claims, damages, and expenses (even if each Eligible Holder and the other Indemnified Parties were treated as one entity for such purpose) or by any other method of allocation that does not reflect the equitable considerations referred to in this Section 2(c). In no case shall any Eligible Holder be responsible for a portion of the contribution obligation imposed on all Eligible Holders in excess of its pro rata share based on the number of shares of Common Stock owned by him or it and included in such registration as compared to the number of shares of Common Stock owned by all Eligible Holders and included in such registration. No person guilty of a fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution from any person who is not guilty of such fraudulent misrepresentation. For purposes of this Section 2(c), each person, if any, who controls any Eligible Holder within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act and each officer, director, partner, employee, agent, and counsel of Eligible Holder or control person shall have the same rights to contribution as such Eligible Holder or control person and each person, if any, who controls the REIT within the meaning of Section 15 of the Securities Act or Section 20(a) of the Exchange Act, each officer of the REIT who shall have signed any such registration statement, each director of the REIT, and its or their respective counsel shall have the same rights to contribution as the REIT, subject in each case to the provisions of this Section 2(c). Anything in this Section 2(c) to the contrary notwithstanding, no party shall be liable for contribution with respect to the settlement of any claim or action effected without its written consent. This Section 2(c) is intended to supersede any right to contribution under the Securities Act, the Exchange Act or otherwise.

(d)   In no event and under no circumstances shall an Eligible Holder provide indemnification or contribution payments in excess of the net proceeds received by such Eligible

Holder as a result of the sale of the Registrable Securities pursuant to the applicable registration statement.

3. <u>Registration Procedures</u>. Whenever the holders of Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the REIT will use its reasonable best efforts to effect the registration and sale of such Registrable Securities in accordance with the intended method of disposition thereof and, pursuant thereto, the REIT will as expeditiously as possible and in accordance with the time constraints provided in Section 1:

(a) prepare and file with the Commission a registration statement with respect to such Registrable Securities and use its reasonable best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus, or any amendments or supplements thereto, the REIT will furnish copies of all such documents proposed to be filed to the counsel or counsels for the sellers of the Registrable Securities covered by such registration statement and obtain such counsels' approval of such filing, which approval shall not be unreasonably withheld or delayed);

(b) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus(es) used in connection therewith as may be necessary to keep such registration statement effective for a period required by this Agreement and comply with the provisions of the Securities Act with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

(c) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the REIT are then listed;

(d) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

(e) in the event Eligible Holders who hold a majority of the Registrable Securities select underwriters to sell Registrable Securities in a registration under Section 1(b), the REIT shall enter into and perform its obligations under such customary agreements (including underwriting agreements in customary form) and take all such other customary and commercially reasonable actions as the holders of a majority of the Registrable Securities being sold or the underwriters reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including, but not limited to, effecting a stock split or a combination of shares);

(f) if requested by an Eligible Holder or any underwriter selected by Eligible Holders who hold a majority of the Registrable Securities, the REIT shall: (i) immediately incorporate in a prospectus supplement or post-effective amendment such information as such Eligible Holders or underwriter requests to be included therein relating to the sale and distribution of Registrable Securities, including, but not limited to, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities; (ii) make all required filings of such prospectus supplement or post-effective amendment as soon as notified of the matters to be incorporated in such prospectus supplement or post-effective amendment; and (iii) supplement or make amendments to any registration statement if requested by such holders of Registrable Securities or underwriter;

(g)   make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement, and any attorney, accountant or other agent retained by any such seller or underwriter, all financial and other records, pertinent corporate documents and properties of the REIT, and cause the REIT's officers, directors, employees and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

(h)   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such registration statement or the initiation or threatening of any proceeding for such purpose and promptly use all commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued; and

(i)   The REIT will take all other reasonable actions that the Eligible Holders who hold a majority of the Registrable Securities or underwriters, if any, may reasonably request to expedite and facilitate the disposition by such Eligible Holders or the underwriters, as applicable, of the Registrable Securities pursuant to a registration statement filed pursuant hereto.

4.   Miscellaneous.

(a)   Remedies. In the event of a breach by the REIT of its obligations under this Agreement, each Eligible Holder, in addition to being entitled to exercise all rights granted by law, including recovery of damages, will be entitled to specific performance of its rights under this Agreement.

(b)   Amendments and Waivers. The provisions of this Agreement, including the provisions of this sentence, may not be amended, modified or supplemented and the obligations hereunder may not be waived, unless such amendment, modification, supplement or waiver is in writing and signed by the REIT and Eligible Holders who hold a majority of the Registrable Securities. No waiver of any term, condition or provision shall operate as a waiver of any other term, condition or provision of this Agreement, and no waiver of any term, condition or provision shall operate as a continuing waiver, except to the extent specifically stated in such waiver.

(c)   Notices. All notices and other communications provided for or permitted hereunder shall be made in accordance with the provisions of the Merger Agreement.

(d)   Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the successors and assigns of each of the parties, including without limitation and without the need for an express assignment, subsequent holders of the Registrable Securities subject to the terms hereof.

(e)   Assignment of Registration Rights. The rights of the Eligible Holders hereunder, including the right to have the REIT register Registrable Securities pursuant to this Agreement, will be automatically assigned by the Eligible Holders to transferees or assignees of all or any portion of the Registrable Securities, but only if (i) the assigning Eligible Holder agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the REIT within a reasonable time after such assignment, (ii) the REIT is, within a reasonable time after such transfer or assignment, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being transferred or assigned, (iii) such transfer or assignment was not made pursuant to any registration statement or Rule 144, (iv) at or before the time the REIT received the written notice contemplated by clause (ii) of this sentence, the transferee or assignee agrees in writing with the REIT to be bound by all of the provisions contained herein, and (v) such transfer is made in accordance with any applicable requirements of the Merger Agreement, any Ancillary Agreement (as defined in the Merger Agreement) thereto and securities laws, rules and regulations and the REIT receives an opinion reasonably acceptable to it to this effect. Any transferee or assignee of an Eligible Holder under Article IX shall be deemed an "Eligible Holder" for all purposes of this Agreement, and shall be entitled to all rights of, and subject to all obligations (including indemnification obligations) of, an Eligible Holder hereunder, upon compliance with this Section 4. Nothing contained herein is intended to release any assignor or transferor of any of its obligations arising or accruing prior to satisfaction of such conditions.

(f)   Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

(g)   Headings. The headings in this Agreement are for convenience of references only and shall not limit or otherwise affect the meaning hereof.

(h)   Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois without reference to its conflicts of law provisions.

(i)   Fees and Expenses. Should any party hereto employ an attorney for the purpose of enforcing or construing this Agreement, or any judgment based on this Agreement, in any legal proceeding whatsoever, including insolvency, bankruptcy, arbitration, declaratory relief or other litigation, the prevailing party or parties shall be entitled to receive from the non-prevailing party or parties thereto reimbursement for all reasonable attorneys' fees and all costs. The "prevailing party" means the party in whose favor a judgment, decree, or final order is rendered.

(j)   Severability. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance is held invalid, illegal or unenforceable, the validity, legality and enforceability of any other provisions contained herein shall not be affected or impaired thereby.

(k)   <u>No Conflicting Agreements</u>. The REIT shall not hereafter enter into any agreement with respect to its securities which violates the rights granted to the holders of Registrable Securities in this Agreement.

(l)   <u>Entire Agreement</u>. This Agreement, the Merger Agreement (including all schedules and exhibits thereto) and the Ancillary Agreements contemplated thereby are intended by the parties hereto as a final expression of their agreement and are intended to be a complete and exclusive statement of the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein. There are no restrictions, promises warranties or undertakings, other than those set forth or referred to herein, concerning the registration rights granted by the REIT pursuant to this Agreement. This Agreement supersedes all prior agreements and understandings among the parties hereto with respect to the subject matter hereof. If there is conflict between any of the terms, conditions or covenants contained in this Agreement and another agreement between the parties, the terms, conditions or covenants in this Agreement shall control.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first written above.

INLAND RETAIL REAL ESTATE TRUST, INC.

By: /s/ Barry L. Lazarus
Title: President

SHAREHOLDERS:

INLAND REAL ESTATE INVESTMENT CORPORATION

By: /s/ Roberta S. Matlin
Title: Sr. Vice President

SCHEDULE A

List of Shareholders

Adamek, George F.
Alexander, Christine A.
Armenta, JoAnn M.
Barg, Robert M.
Bauer, H. Dan
Baum, Robert H.
Benjamin, David Martin
Betz, Leroy Terry
Bittourna, Herbert K.
Blume, Douglas P.
Brinkman, Robert W.
Carlston, Venton J.
Carr, D. Scott
Casaccio, Anthony A.
Centanni, Linda M.
Conlon, Brian M.
Conway, Barbara A.
Cosenza, G. Joseph
Cosenza, Joseph A.
Cunningham, John
Day, R. Martel
DiGiovanni, John
Evans, Gale Ann
Fiascone, Matthew G.
Fisher, Fred C.
Fox, Janice J.
Gillett (Stolfa), Dayle M.
Goodwin, Daniel L.
Gujral, Brenda Gail
Heintz, Janet R.
Helmer, Sr., Nicholas J.
Horalewskyj, Ulana B.
Huddleston, Rodney K.
Jarog, Warren W.
Kamenear, Elliot B.
Kautz, Karen M.
Kilkus, Bruce
Kremin, Alan F.
Lazarus, Barry L.
Lynch, Catherine L.
Mangiameli, Sharen A.
Matlin, Roberta S.
McGuinness, Thomas P.

Neubauer, James H.
Norton, Angela
Palmer, Debra A.
Panico, Frances C.
Parks, Christopher A.
Parks, Robert D.
Parks, William N.
Pechter, Gary E.
Petersen, Raymond E.
Quilici, Louis B.
Sanders, Steven D.
Semprini, Michael
Stein, Jonathan J.
Treonis, Norbert
Weinstein, Robert
White, Barbara Niemiec
Wilton, Scott W.
Young, Teri
Zeigler, Diana L.